SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                Faroudja, Inc.
                    -----------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
                    -----------------------------------------
                         (Title of Class of Securities)



                                   311643 10 0
                    -----------------------------------------
                                 (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  311643 10 0

1)       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons

         S3 Incorporated
         77-0204341
----------------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                              (a)        [ ]
                                                              (b)        [ ]
         Not applicable
----------------------------------------------------------------------------

3)       SEC Use Only
----------------------------------------------------------------------------

4)       Citizenship or Place of Organization

         Delaware
----------------------------------------------------------------------------


                           5)       Sole Voting Power

                                    833,334
                           -------------------------------------------------
Number of Shares
Beneficially               6)       Shared Voting Power
Owned by Each
Reporting                           0
Person With                -------------------------------------------------
                           7)       Sole Dispositive Power

                                    833,334
                           --------------------------------------------------
                           8)       Shared Dispositive Power

                                    0

----------------------------------------------------------------------------
9)       Aggregate Amount Beneficially Owned by Each Reporting Person

         833,334

----------------------------------------------------------------------------
10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                                             [ ]

         Not applicable
----------------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row (9)

         6.9%

----------------------------------------------------------------------------
12)      Type of Reporting Person (See Instructions)

         CO
----------------------------------------------------------------------------

Item 1(a).        Name of Issuer:

                  Faroudja, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  750 Palomar Avenue
                  Sunnyvale, CA 94096

Item 2(a).        Name of Person Filing:

                  S3 Incorporated

Item 2(b).        Address or Principal Business Office or, if none, Residence:

                  2801 Mission College Boulevard
                  Santa Clara, CA 95052

Item 2(c).        Citizenship:

                  Delaware Corporation

Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.001 per share

Item 2(e).        CUSIP Number:

                  311643 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4(a).        Amount Beneficially Owned:

                  833,334

Item 4(b).        Percent of Class:

                  6.9%

Item 4(c).        Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote                              833,334
                  (ii)     shared power to vote or direct the vote                                     0
                  (iii)    sole power to dispose or to direct the disposition of                 833,334
                  (iv)     shared power to dispose or to direct the disposition of                     0


Item 5.           Ownership of Five Percent or Less of a Class:

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
                  Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 1998            S3 INCORPORATED



                                   By  /s/ Walter D. Amaral
                                       ----------------------------------------
                                       Walter D. Amaral, Senior Vice President,
                                         Finance and Chief Financial Officer